

March 12, 2015

Via E-mail
Roy Thomas Phillips
Chief Financial Officer
Xiangtian (USA) Air Power Co., Ltd.
 c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People's Republic of China

       Re: **Xiangtian (USA) Air Power Co., Ltd.**
                Form 10-K for the fiscal year ended July 31, 2014
                Filed November 20, 2014
                Form 10-Q for the quarterly period ended October 31, 2014
                Filed December 18, 2014
                File No. 000-54520

Dear Mr. Phillips:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended July 31, 2014

Special Note Regarding Forward-Looking Statements, page 3

1.   We note your reference to the Private Securities Litigation Reform Act of 1995. Please revise your future filings to eliminate the reference to the statutory safe harbors since those provisions do not apply to statements made by penny stock issuers. Please refer to Section 21E of the Securities Exchange Act.

Acquisition of Sanhe, page 5

2.   It appears that some of the agreements listed in this section have a duration of 10 years. If so, please disclose that in this section, describe how the expiration of those agreements would affect your control of the operations of Sanhe and include appropriate risk factor disclosure.

Liquidity and Capital Resources, page 20

3.   With a view towards revised disclosure in future filings, please tell us how you determined additional cash receipts of $15,426,935 through January 31, 2015 based on your first two projects.

Directors and Officers, page 23

4.   Please disclose the amount of time that your chief executive officer is able to devote to your business. In this regard, we note your disclosure on page 23 that he also is a member of a law firm. If your chief executive officer is not able to devote his full-time attention to your business, please add a risk factor to highlight, if appropriate, the amount of time he is able to devote to your business.

Interested Person Transactions, page 28

5.   Please expand the disclosure in the first paragraph in this section to briefly describe the nature of the services provided. Also, disclose the expenses that you have incurred and paid in connection with the consulting agreement.

6.   Please file as an exhibit the loan agreement mentioned in the second paragraph in this section. Also, file as exhibits the agreements underlying the transactions mentioned in the fifth paragraph in this section.

7.   We note your disclosure on page F-3 of your liabilities classified as Amount due to Director and Advances from Related Parties in the amount of $430,928 and $3,080,147, respectively as of July 31, 2014. Please tell us where (1) you provided in this section the disclosure required by Item 404 of Regulation S-K regarding these amounts and (2) you filed as exhibits the underlying agreements with your director and related parties.

Signatures, page 31

8.   Please indicate below the second paragraph of text required on the Signatures page who signed your Form 10-K in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer. See General Instruction D(2) to Form 10-K. Include the complete text of your Form 10-K in the amendment with revised signatures.

Exhibit 10.16

9.   Please tell us why there are two different entities mention as Party B in the amended agreement filed as exhibit 10.16.

Form 10-Q for the quarterly period ended October 31, 2014

General

10.   We do not see the section "Item 4. Controls and Procedures" in Part I of this filing. Please amend this Form 10-Q to include Item 4 with the following disclosures:

- management's assessment and conclusion as to the effectiveness of the company's disclosure control and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K and

- any information required by Item 308(c) of Regulation S-K.

Please note the amended filing should include currently signed and dated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Eric Atallah at (202) 551-3663 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Timothy Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions. You may also contact me at (202) 551-3643.

                          Sincerely,

                          /s/ Jay Webb for

                          Kevin L. Vaughn
                          Accounting Branch Chief